UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 7, 2025

NABORS INDUSTRIES LTD.

(Exact Name of Registrant as Specified in Charter)

Bermuda	1381	98-0363970
(State or Other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Crown House

4 Par-la-Ville Road

Second Floor

Hamilton, HM08 Bermuda

(Address of Principal Executive Offices, and Zip Code)

(441) 292-1510

Registrant’s Telephone Number, Including Area Code

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	NBR	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events

Demand Letters Related to the Merger

As previously disclosed, on October 14, 2024, Nabors Industries Ltd. (“Nabors”) entered into an Agreement and Plan of Merger (such agreement, as it may be amended, modified or supplemented from time to time, the “merger agreement”) by and among Nabors, Parker Drilling Company (“Parker”), Nabors SubA Corporation, a Delaware corporation and a wholly owned subsidiary of Nabors (“Merger Sub”), and Värde Partners, Inc., a Delaware corporation, solely in its capacity as the representative of the stockholders of Parker, providing for the merger (the “merger”) of Merger Sub with and into Parker, with Parker surviving the merger as a wholly owned subsidiary of Nabors.

On October 30, 2024, Nabors filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”), a revised version of which was filed with the SEC on December 4, 2024 (as revised, the “Preliminary Proxy Statement”). On December 9, 2024, Nabors filed a definitive joint proxy statement/prospectus (the “Definitive Proxy Statement”) with the SEC in connection with the special general meeting of Nabors’ shareholders to be held virtually on January 17, 2025 at 10:00 a.m. Central Time (the “Nabors special general meeting”) for the purpose of voting on, among other things, a proposal to approve the issuance of Nabors common shares, par value $0.05 per share (“Common Shares”), to stockholders of Parker, in connection with the merger.

Following announcement of the merger, as of the date of this Current Report on Form 8-K, Nabors received 13 demand letters from putative shareholders (collectively, the “Demand Letters”). The Demand Letters generally allege that the disclosures contained in the Preliminary Proxy Statement and/or the Definitive Proxy Statement were deficient, and demand that Nabors and Parker provide certain corrective disclosures.

Nabors and Parker believe that the Demand Letters are without merit, that each of the Preliminary Proxy Statement and the Definitive Proxy Statement fully complies with the Securities Exchange Act of 1934, as amended, and all other applicable law, and that no further disclosure is required. However, to minimize the expense and distraction of responding to the Demand Letters and without admitting any liability or wrongdoing, Nabors and Parker have determined to voluntarily amend and supplement the Definitive Proxy Statement, as described in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

These supplemental disclosures will not change the consideration to be paid to Parker stockholders in connection with the merger or the timing of the Nabors special general meeting. The board of directors of Nabors (the “Board”) continues to unanimously recommend that you vote “FOR” each of the proposals to be voted on at the Nabors special general meeting described in the Definitive Proxy Statement, including the proposal to approve the issuance of Common Shares to stockholders of Parker, in connection with the merger.

The information contained in this Current Report on Form 8-K is incorporated by reference into the Definitive Proxy Statement. To the extent that information in this Current Report on Form 8-K differs from or updates information contained in the Definitive Proxy Statement, the information in this Current Report on Form 8-K shall supersede or supplement such information in the Definitive Proxy Statement.

Supplement to Definitive Proxy Statement

Nabors and Parker have determined to make these supplemental disclosures to the Definitive Proxy Statement. This supplemental information should be read in conjunction with the disclosures contained in the Definitive Proxy Statement, which in turn should be read in its entirety. All page references are to the Definitive Proxy Statement and terms used below, unless otherwise defined, shall have the meanings ascribed to such terms in the Definitive Proxy Statement. New text within restated language from the Definitive Proxy Statement is indicated in bold, underlined text (e.g., bold, underlined text) and removed language within the restated language from the Definitive Proxy Statement is indicated in strikethrough text (e.g., ~~strikethrough text~~), as applicable. The information contained herein speaks only as of the date of this Current Report on Form 8-K unless the information indicates another date applies.

The below supplemental disclosure replaces the fifth full paragraph on page 69 of the Definitive Proxy Statement under the heading “THE MERGER – Background of the Merger.”

On April 26, 2024, Nabors held an initial call with Moelis to discuss the potential transaction including a preliminary timeline and immediate next steps. That same day, Nabors contacted Intrepid ~~Financial~~ Partners, LLC (“Intrepid”), seeking to engage them to act as the financial advisor to Nabors with respect to a potential business combination with Parker. Nabors Corporate Services, Inc., an affiliate of Nabors, and Intrepid executed an engagement letter on May 9, 2024. Intrepid previously advised Nabors on its acquisition of Tesco Corporation in 2017 and served as co-manager on certain debt, equity and convertible preferred offerings for Nabors in 2018 and 2020. Intrepid has not advised, and does not currently advise, Parker or its affiliates on any transactions.

The below supplemental disclosure is inserted as the new fourth full paragraph on page 82 of the Definitive Proxy Statement under the heading “THE MERGER – Certain Unaudited Prospective Financial Information of Nabors and Parker.”

The Parker standalone forecast represents unaudited prospective financial information concerning revenue, Adjusted EBITDA and capex for Parker as an independent entity for the fiscal years set forth below. The Parker standalone forecast does not include prospective financial information concerning projected free cash flows or unlevered free cash flows for Parker as an independent entity for those fiscal years, which Parker management did not prepare.

The below supplemental disclosure is inserted as the new fourth full paragraph on page 84 of the Definitive Proxy Statement under the heading “Unaudited Prospective Financial Information Prepared by Nabors.”

(In millions)

	FY-24 Est.	2025 Forecast
Adjusted Gross Margin Reconciliation
US Drilling
Operating revenues	$1,058.2	$1,173.2

Direct Costs	(572.1)	(645.1)

Adjusted Gross Margin	$486.1	$528.1

International Drilling
Operating revenues	$1,469.5	$1,709.5

Direct Costs	(962.9)	(1,088.8)

Adjusted Gross Margin	$506.6	$620.7

Drilling Solutions
Operating revenues	$335.2	$405.0

Direct Costs	(167.1)	(205.0)

Adjusted Gross Margin	$168.1	$200.0

Rig Technologies
Operating revenues	$232.9	$303.0

Direct Costs	(159.8)	(217.0)

Adjusted Gross Margin	$73.1	$86.0

Other Reconciling Items
Operating revenues	$(65.5)	$(83.3)

Direct Costs	(49.0)	(65.2)

Adjusted Gross Margin	$(16.5)	$(18.1)

Total Adjusted Gross Margin	$1,217.4	$1,416.7

The below supplemental disclosure is inserted as the new sixth full paragraph on page 84 of the Definitive Proxy Statement under the heading “Unaudited Prospective Financial Information Prepared by Nabors.”

(In millions)

	FY-24 Est.	2025 Forecast
Adjusted EBITDA Reconciliation
US Drilling
Adjusted Gross Margin	$486.1	$528.1

General and administrative & research and engineering expenses	(24.0)	(26.5)

Adjusted EBITDA	$462.1	$501.6

International Drilling
Adjusted Gross Margin	$506.6	$620.7

General and administrative & research and engineering expenses	(66.6)	(69.9)

Adjusted EBITDA	$440.0	$550.8

Drilling Solutions
Adjusted Gross Margin	$168.1	$200.0

General and administrative & research and engineering expenses	(30.5)	(30.0)

Adjusted EBITDA	$137.6	$170.0

Rig Technologies
Adjusted Gross Margin	$73.1	$86.0

General and administrative & research and engineering expenses	(34.6)	(36.0)

Adjusted EBITDA	$38.5	$50.0

Other Reconciling Items
Adjusted Gross Margin	$(16.5)	$(18.1)

General and administrative & research and engineering expenses	(151.7)	(147.9)

Adjusted EBITDA	$(168.2)	$(166.0)

Total Adjusted EBITDA	$910.0	$1,106.4

The below supplemental disclosure is inserted as the new fourth full paragraph on page 85 of the Definitive Proxy Statement under the heading “Unaudited Prospective Financial Information Prepared by Nabors.”

(In millions)

	FY-24 Est.	2025 Forecast
Adjusted EBITDA less Capital Expenditures(3)
Adjusted EBITDA	$910.0	$1,106.4

Capital Expenditures	$(589.6)	$(590.0)

Adjusted EBITDA less Capital Expenditures	$320.4	$516.4

(1)	“Adjusted Gross Margin” represents operating income (loss) plus general and administrative costs, research and engineering costs and depreciation and amortization.
(2)	“Adjusted EBITDA” represents net income (loss) before income tax expense (benefit), investment income (loss), interest expense, other, net and depreciation and amortization.
(3)	“Adjusted EBITDA less Capital Expenditures” is similar to expected cash flows, before various items such as interest, taxes and changes in working capital.

The below supplemental disclosure is inserted as the second bullet point on page 86 of the Definitive Proxy Statement under the heading “Unaudited Prospective Financial Information Prepared by Parker.”

In preparing the unaudited prospective financial information for Parker described above, Parker’s management made numerous assumptions regarding Parker’s business, including, but not limited to:

•

Market growth assumptions during the forecast period which were based on management’s views of macroeconomic patterns that influence the industry, including oil and gas commodity prices, drilling and completion spending and activity levels, and spending for intervention and other production enhancement services. Management’s view was informed by interactions with customers and from published industry information from reputable sources;

•

Revenue growth in years beyond 2024E for United States and Middle East is broadly based on Spears & Associates Drilling and Production Outlook forecasted numbers for land rig count, footage drilled and customer spending for United States, Saudi Arabia and Abu Dhabi, respectively, which suggested material improvements in activities and prices for these regions in 2025 and 2026;

•	Revenue growth relied on a combination of the aforementioned market growth over the forecast period as well as continued expansion and market share gains;

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to the proposed transaction between the Nabors and Parker. In connection with the proposed transaction, Nabors has filed and will file relevant materials with the SEC, including the Definitive Proxy Statement, which was filed with the SEC on December 9, 2024. Nabors and Parker commenced disseminating the Definitive Proxy Statement to Nabors shareholders and Parker stockholders on or about December 9, 2024. Nabors may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Definitive Proxy Statement or for any other document that may be filed with the SEC in connection with the proposed transaction. The proposed transaction will be submitted to Nabors’ shareholders and Parker stockholders for their consideration. BEFORE MAKING ANY VOTING DECISION, NABORS’ SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT (A DEFINITIVE FILING OF WHICH HAS BEEN MADE WITH THE SEC), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NABORS, PARKER AND THE PROPOSED TRANSACTION.

Nabors shareholders and Parker stockholders will be able to obtain free copies of the Definitive Proxy Statement, as well as other documents containing important information about Nabors, Parker and the proposed transaction once such documents are filed with the SEC, without charge, at the SEC’s website (www.sec.gov). Copies of the Definitive Proxy Statement and the other documents filed with the SEC by Nabors can also be obtained by directing a request to Nabors Corporate Services, Inc. 515 West Greens Road, Suite 1200, Houston, Texas 77067, Attn: Investor Relations, Phone Number: (281) 775-2423, or from Nabors’ website https://www.nabors.com/.

Participants in the Solicitation

Nabors, Parker, the Board, the board of directors of Parker, and certain directors, executive officers and employees of each of Nabors and Parker may be deemed to be participants in the solicitation of proxies from Nabors shareholders and Parker stockholders in respect of the proposed transaction. Information regarding the directors and executive officers of Nabors who may, under the rules of the SEC, be deemed participants in the solicitation of Nabors shareholders and Parker stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Definitive Proxy Statement, which was filed with the SEC on December 9, 2024. Information about these persons is included in each company’s annual proxy statement and in other documents subsequently filed with the SEC, and was included in the Definitive Proxy Statement filed with the SEC. Free copies of the Definitive Proxy Statement and such other materials may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Securities Act and the Securities Exchange Act of 1934. Words such as “expects,” “believes,” “may,” “should,” “will,” “intends,” “projects,” “plans,” “estimates,” “targets,” “anticipates,” and other similar words or expressions, or the negative thereof, generally can be used to help identify these forward-looking statements. Such forward-looking statements are subject to a number of risks and uncertainties, as disclosed by Nabors from time to time in its filings with the SEC. Risks and uncertainties related to the proposed transaction include, but are not limited to: the failure of Nabors’ shareholders or Parker’s shareholders to approve the proposed transaction; the risk that the conditions to the closing of the proposed transaction are not satisfied; the risk that regulatory approvals required for the proposed transaction are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; uncertainties as to the timing of the proposed transaction; competitive responses to the proposed transaction; costs and difficulties related to the integration of Parker’s businesses and operations with Nabors’ business and operations; the inability to obtain, or delays in obtaining, cost savings and synergies from the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; litigation relating to the proposed transaction; the inability to attract, retain or motivate key personnel; changes in the market value of Nabors common shares as a result of the announcement of the proposed transaction; and any changes in general economic and/or industry specific conditions. Nabors and Parker caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Nabors’ most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. As a result of these factors, Nabors’ actual results may differ materially from those indicated or implied by such forward-looking statements. The forward-looking statements contained in this Current Report on Form 8-K reflect management’s estimates and beliefs as of the date of this Current Report on Form 8-K. Nabors does not undertake to update these forward-looking statements except as may be required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NABORS INDUSTRIES LTD.

By	/s/ Mark D. Andrews
Name: Mark D. Andrews
Title: Corporate Secretary

Dated: January 7, 2025